90 Park Avenue

New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

July 20, 2018

Irene Paik and Mary Beth Breslin Office of Health Care and Insurance Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Mustang Bio, Inc. Registration Statement on Form S-3 Filed July 13, 2018 File No. 333-226175

Dear Irene and Mary Beth:

At the request and on behalf of our client, Mustang Bio, Inc., a Delaware corporation (the “Company”), we hereby submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated July 19, 2018, relating to the Company’s registration statement on Form S-3 filed on July 13, 2018. The responses set forth in this letter have been prepared by the Company with our assistance.

Registration Statement on Form S-3 filed July 13, 2018

General

Comment:

1.	Please revise your signature page to include signatures for the registrant, its principal executive officer, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors in accordance with the instructions under the Signatures section of Form S-3. Please also include a conformed signature for the individual signing on behalf of the registrant.

Response:

We have added conformed signatures to the signature page in response to this comment.

Alston & Bird LLP	www.alston.com

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July 20, 2018

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath

Mark F. McElreath